Phone:	(212) 885-5205
Fax:	(917) 332-3817
Email:	AJanell@blankrome.com

September 1, 2016

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4720
Attn: Ms. Marianne Dobelbower

Re:	RiverPark Commercial Real Estate Fund (File Nos. 811-23168 and 333-212467)

Dear Ms. Dobelbower:

On behalf of the RiverPark Commercial Real Estate Fund (the “Fund”), this letter is in response to the comments received on August 10, 2016 from the Staff of the U.S. Securities and Exchange Commission (the “Commission”) regarding the Fund’s registration statement filed on Form N-2 (the “Registration Statement) on July 11, 2016 under the Securities Act of 1933 as amended (the “1933 Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”). We have set forth below, in bold face type, the text of the comment, followed by the Fund’s responses:

General

1.	A fund of the same name is still listed as “Active” in EDGAR under the Registrant “RiverPark Funds Trust” (811-22431). Please update the series and class information for that fund to “Inactive.”

RESPONSE: On August 29, 2016 the series and class information for the open-end fund was updated to “inactive” status.

Preliminary Prospectus

2.	In the fourth paragraph under the heading “Principal Investment Strategies,” the disclosure states the “majority” of the Fund’s investments will be below investment grade. Please add disclosure to indicate that below investment grade securities, are also known as “junk bonds” and are considered speculative.

RESPONSE: The Fund has added the following disclosure:

While the Fund will invest across the debt capital structure from AAA to unrated, and the majority of investments will be below investment grade (commonly referred to as “junk bonds,” which are considered speculative), the Sub-Adviser does not rely solely on rating agencies to determine the risk associated with an investment. Instead, the Sub-Adviser’s investment process is a fundamental based “bottom up” focus on CRE credit quality. The Sub-Adviser utilizes a dynamic investment process comprised of three interrelated components: due diligence of the underlying CRE asset, completing a comprehensive capital structure and yield analysis, and active asset management post investment.

3.	Under the heading “Interval Fund,” the third sentence states, “Typically, the Fund will seek to conduct such quarterly repurchase offers for 25% of the Fund’s outstanding shares at NAV.” Please delete this sentence as it may lead to investor confusion, and clarify the disclosure to indicate the Fund may offer between 5% and 25% of the Fund’s outstanding shares at NAV during quarterly repurchases.

RESPONSE: The Fund has revised the disclosure as follows:

Interval Fund. The Fund is operated as an interval fund. Pursuant to the Fund’s interval fund structure, the Fund will conduct quarterly repurchase offers of no less than 5% and no more than 25% of the Fund’s outstanding shares at net asset value (“NAV”). Although the Fund will initially make repurchase offers on a quarterly basis, the Fund may file an exemptive application with the SEC to seek exemptive relief to permit the Fund to make repurchase offers on a monthly basis. Currently, the Board of Trustees has authorized the Fund to repurchase up to 25% of the outstanding shares each for the quarter ended December 31, 2016. The Board will set the repurchase amount for each quarter thereafter and the Fund will notify the shareholders of such repurchase amount. The Adviser currently intends to recommend to the Board that the repurchase amount be set at 25% of the Fund’s outstanding shares. Even though the Fund will make quarterly repurchase offers, investors should consider the Fund’s shares illiquid. Repurchase offers in excess of 5% are made solely at the discretion of the Fund’s Board of Trustees and investors should not rely on any expectation of repurchase offers in excess of 5%.

4.	Under the heading “Interval Fund,” the disclosure notes several risk factors, including “No Prior Trading History.” Please format the risk factors that are currently included in bullet points and in bold. In addition, please include the following risk disclosure, in bullet points and in bold:

•	The amount of distributions that the Fund may pay, if any, is uncertain.

•	The Fund may pay distributions in significant part from sources that may not be available in the future and that are unrelated to the Fund’s performance, such as from offering proceeds, borrowings, and amounts from the Fund’s affiliates that are subject to repayment by investors.

RESPONSE: The Fund has formatted the risks factors in bullet points and has added the risk disclosure, “the amount of distributions that the Fund may pay, if any, is uncertain.” The Fund does not intend to make distributions out of any sources other than investment income and realized gains, therefore, the Fund does not believe the second bullet point is relevant and will not include it as a risk disclosure.

Prospectus Summary

5.	On page 1, under the heading “Interval Fund; Periodic Repurchase Offers,” please delete the sentence that begins “Subject to applicable law and the approval of the Board of Trustees...25% of the Fund’s outstanding shares at NAV.” This sentence may cause shareholder confusion. Please clarify the disclosure to state the Fund may offer between 5% and 25% of the Fund’s outstanding shares at NAV during quarterly repurchases.

RESPONSE: The Fund has added the following disclosure:

As an interval fund, the Fund will make periodic offers to repurchase no less than 5% and no more than 25% of its outstanding shares at NAV per share. The Fund will initially make repurchase offers on a quarterly basis but may file an exemptive application with the SEC seeking exemptive relief to permit the Fund to make repurchase offers on a monthly basis. Currently, the Board of Trustees has authorized the Fund to repurchase up to 25% of the outstanding shares for the quarter ending December 31, 2016. The Board will set the repurchase amount for each quarter thereafter and the Fund will notify the shareholders of such repurchase amount. The Adviser currently intends to recommend to the Board that the repurchase amount be set at 25% of the Fund’s outstanding shares. The Fund expects the first repurchase offer to be issued on or about December 1, 2016. In connection with any given repurchase offer, it is possible that the Fund may offer to repurchase only the minimum amount of 5% of its outstanding shares. There is no guarantee that you will be able to sell shares in an amount or at the time that you desire. The procedures that will apply to the Fund’s repurchase offers are described in “Periodic Repurchase Offers; Repurchases of Shares and Transfers” below. Proceeds from the repurchase of shares will be paid in cash (in U.S. dollars).

Principal Risks

6.	Please include a periodic repurchase risk. In this risk disclosure, please state that the Fund may use return of capital to fund periodic repurchases. Please also disclose the following with regard to return of capital:

•	Shareholders who periodically receive the payment of a dividend or other distribution consisting of a return of capital may be under the impression that they are receiving net profits when they are not.

•	Shareholders should not assume that the source of a distribution from the Fund is net profit.

RESPONSE: The Fund has added the following risk disclosure:

Periodic Repurchase Risk. Quarterly repurchases by the Fund of its shares typically will be funded from available cash or sales of portfolio securities. Payment for repurchased shares may require the Fund to liquidate portfolio holdings earlier than the Adviser or Sub-Adviser otherwise would liquidate such holdings, potentially resulting in losses, and may increase the Fund’s portfolio turnover. The sale of portfolio securities to fund quarterly repurchases could reduce the market price of those securities, which in turn would reduce the Fund’s net asset value. Also, the Adviser or Sub-Adviser may take measures to attempt to avoid or minimize such potential losses and turnover, and instead of liquidating portfolio holdings, may borrow money to finance repurchases of shares. If the Fund borrows to finance repurchases, interest on any such borrowing will negatively affect shareholders who do not tender their shares in a repurchase offer by increasing the Fund’s expenses and reducing any net investment income. Repurchase of shares will tend to reduce the amount of outstanding shares and, depending upon the Fund’s investment performance, its net assets. A reduction in the Fund’s net assets may increase the Fund’s expense ratio, to the extent that additional shares are not sold.

7.	In addition, please inform us whether the Fund intends to report a distribution yield. If the Fund intends to report a distribution yield at any point prior to finalizing its tax figures, the Fund should disclose the estimated portion of the distribution yield that results from return of capital. In addition, reports containing distribution yields should be accompanied by the total return and/or SEC yield.

RESPONSE: The Fund does not intend to have a fixed distribution program and thus will not report a distribution yield. Distributions will be made out of after-tax investment income and realized capital gains.

Summary of Fund Expenses

8.	On page 7, the fee table does not follow the format prescribed by Item 3 of Form N-2. For example, the “Shareholder Transaction Expenses” section appears to follow the format set forth in Form N-1A rather than Form N-2. Please update the fee table accordingly.

RESPONSE: The Fund has updated the fee table as follows:

Maximum Repurchase Fee	None
Sales Load	None
Dividend Reinvestment and Cash Purchase Plan Fees	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.65%
Interest Payments on Borrowed Funds	None
Other Expenses[1]	0.40%
Total Annual Fund Operating Expenses	1.05%
Fee Waiver and/or Expense Reimbursement[1]	(0.05%)
Total Annual Fund Operating Expenses after Fee Waiver and/or Expense Reimbursement	1.00%

[1]	Other Expenses, which include administration, transfer agency, custodian, and administrative servicing fees, are based on current estimated asset levels. Other Expenses include an administrative servicing fee of up to 0.15% to be used for non-distribution related services including providing shareholder accounting, client support and other services associated with maintaining shareholder accounts on various brokerage platforms.

[2]	RiverPark has agreed contractually to waive its fees and to reimburse expenses of the Fund, including expenses associated with the Fund’s administrative services plan, to the extent necessary to ensure that operating expenses (excluding interest, brokerage commissions, dividends on short sales and interest expense on securities sold short, acquired fund fees and expenses and extraordinary expenses) do not exceed, on an annual basis, 1.00% of the Fund’s average net assets. This arrangement will continue for at least one year from the effective date of the registration statement and, subject to annual approval by the Board of Trustees the Fund, this arrangement will remain in effect unless and until the Board of Trustees approves its modification or termination or the Adviser notifies the Fund at least 30 days prior to the annual approval of its determination not to continue the agreement. This agreement may be terminated with 90 days’ notice by a majority of the independent members of the Board or a majority of the Fund’s outstanding shares. Pursuant to this agreement, the Fund has agreed to repay the Adviser in the amount of any fees waived and Fund expenses absorbed, subject to certain limitations that: (1) the reimbursement is made only for fees and expenses incurred not more than three years prior to the date of reimbursement; (2) the reimbursement may not be made if it would cause the annual expense limitation in effect at the time of the waiver to be exceeded; and (3) the Fund must be able to make repayments to the Adviser without exceeding its current net expense ratio.

9.	On the same page, please revise the Fund expenses to note the Redemption Fee of 2% noted on page 21 of the Registration Statement.

RESPONSE: The Fund will not have a Repurchase Fee of 2%. The language on page 21 of the Registration Statement has been deleted to remove the possibility that one would be applied in the future.

10.	Supplementally inform us of the accounting for offering costs and where these costs are reflected in the fee table.

RESPONSE: Offering costs consisting of, among other things, the preparation and filing of the initial registration statement and the registration of the Fund, will be borne by the Fund and amortized over the first 12 months of operations. The offering costs are reflected under Other Expenses in the fee table.

11.	Confirm that acquired fund fees and expenses have been factored into the fee table estimates. Refer to Instruction 10 to Item 3 of Form N-2.

RESPONSE: The Fund confirms that it does not currently have any acquired fund fees and expenses.

12.	In footnote (2), define what the Registrant considers “extraordinary expenses” for purposes of the expense limitation agreement.

RESPONSE: The Fund has added the following disclosure:

[2]	RiverPark has agreed contractually to waive its fees and to reimburse expenses of the Fund, including expenses associated with the Fund’s administrative services plan, to the extent necessary to ensure that operating expenses (excluding interest, brokerage commissions, dividends on short sales and interest expense on securities sold short, acquired fund fees and expenses and extraordinary expenses (i.e. litigation costs relating to shareholder suits or regulatory actions)) do not exceed, on an annual basis, 1.00% of the Fund’s average net assets. This arrangement will continue for at least one year from the effective date of the registration statement and, subject to annual approval by the Board of Trustees the Fund, this arrangement will remain in effect unless and until the Board of Trustees approves its modification or termination or the Adviser notifies the Fund at least 30 days prior to the annual approval of its determination not to continue the agreement. This agreement may be terminated with 90 days’ notice by a majority of the independent members of the Board or a majority of the Fund’s outstanding shares. Pursuant to this agreement, the Fund has agreed to repay the Adviser in the amount of any fees waived and Fund expenses absorbed, subject to certain limitations that: (1) the reimbursement is made only for fees and expenses incurred not more than three years prior to the date of reimbursement; (2) the reimbursement may not be made if it would cause the annual expense limitation in effect at the time of the waiver to be exceeded; and (3) the Fund must be able to make repayments to the Adviser without exceeding its current net expense ratio.

13.	In footnote (2), the Fund discloses a management fee waiver, which expires in 2017. In order to disclose such a waiver in the fee table, it must continue for at least one year from the effective date of the registration statement. Please disclose the waiver will continue for at least one year from the effective date of the registration statement, or delete the waiver from the fee table.

RESPONSE: The Fund has added the following disclosure:

[2]	RiverPark has agreed contractually to waive its fees and to reimburse expenses of the Fund, including expenses associated with the Fund’s administrative services plan, to the extent necessary to ensure that operating expenses (excluding interest, brokerage commissions, dividends on short sales and interest expense on securities sold short, acquired fund fees and expenses and extraordinary expenses) do not exceed, on an annual basis, 1.00% of the Fund’s average net assets. This arrangement will continue for at least one year from the effective date of the registration statement and, subject to annual approval by the Board of Trustees the Fund, this arrangement will remain in effect unless and until the Board of Trustees approves its modification or termination or the Adviser notifies the Fund at least 30 days prior to the annual approval of its determination not to continue the agreement. This agreement may be terminated with 90 days’ notice by a majority of the independent members of the Board or a majority of the Fund’s outstanding shares. Pursuant to this agreement, the Fund has agreed to repay the Adviser in the amount of any fees waived and Fund expenses absorbed, subject to certain limitations that: (1) the reimbursement is made only for fees and expenses incurred not more than three years prior to the date of reimbursement; (2) the reimbursement may not be made if it would cause the annual expense limitation in effect at the time of the waiver to be exceeded; and (3) the Fund must be able to make repayments to the Adviser without exceeding its current net expense ratio.

14.	Please file a copy of the expense limitation agreement referenced in footnote (2) as an exhibit to the Registration Statement.

RESPONSE: The Fund has filed a copy of the expense limitation agreement referenced in footnote (2) as an exhibit to the Registration Statement.

15.	Please confirm that the Fund does not intend to incur leverage during the first year of operations. If the Fund does intend to use leverage, please include an estimate for interest expense, in accordance with Instruction 8 to Item 3 of Form N-2.

RESPONSE: The Fund does not intend to incur leverage in the first year of operations.

Financial Highlights and Performance

16.	Please include seed financial statements for the Registrant, dated within 90 days of the filing. Refer to Instruction 3 to Item 24 of Form N-2.

RESPONSE: The Fund has included seed financial statements, dated within 90 days of filing the Registration Statement.

17.	Please add updated financial statements of the predecessor fund to a date within 245 days of effectiveness of the Fund. These financial statements may be unaudited.

RESPONSE: The Fund has added updated financial statements of the predecessor fund to a date within 245 days of effectiveness of the Fund.

18.	Please include accounting consents for the inclusion of the Registrant’s seed financial statements and accounting consents for the inclusion of the predecessor financial statements for all periods presented.

RESPONSE: The Fund has included accounting consents for the inclusion of the Registrant’s seed financial statements and accounting consents for the inclusion of the predecessor financial statements for all periods presented.

19.	Please explain in correspondence why the Barclays Non-Agency Investment-Grade CMBS Index is an appropriate broad-based index, given that the Fund will hold largely below investment grade securities.

RESPONSE: The Barclays Non-Agency Investment-Grade CMBS Index was chosen because it is the most broad-based CMBS index available. After careful review, the Fund has determined that no broad-based index consisting solely of below investment-grade CMBS securities is available.

In addition, the Fund plans to add the Barclays Investment Grade BBB Index, an index that contains exclusively BBB-rated securities, as a secondary benchmark.

Although the Fund will hold largely BB-rated investments, the level just below investment grade, we believe the risk profile of the securities to be held by the Fund is similar to the risk profile of the first level of investment grade securities (i.e. BBB). Our rationale is based on the fact that the loan-to-value ratio for BBB securities is typically 47%-50% whereas the loan-to-value ratio for securities in the predecessor fund is 45% -50%. The Barclays Investment Grade BBB Index is itself a diversified index that tracks the performance of 257 tranches of BBB-rated CMBS with vintages ranging from 2007-2016.

20.	On page 10, the second sentence states that the Fund anticipates that it will invest “immediately” after receipt of the proceeds. Please explain to us what is meant by “immediately.” If the Fund expects that it will take longer than 3 months to invest the proceeds, please describe in this section the reasons for and consequences of such a delay. See Item 7.2 of Form N-2.

RESPONSE: The Fund has revised the Use of Proceeds section as follows:

The Fund will invest the proceeds of the offering of its shares in accordance with the Fund’s investment objective and principal investment strategies as stated below. It is presently anticipated that the Fund will be able to fully invest the net proceeds according to its investment objective and policies within 30 days after receipt of the proceeds. The Fund will invest the net proceeds in debt instruments that are secured, directly or indirectly, by income-producing commercial real estate (“CRE”) assets, predominately in the United States. See “Investment Objective and Investment Strategies.”

Risk Factors

21.	On page 15, under the heading “Risk of Investing in Bank Loans,” please disclose the fact that investments in bank loans may not be securities and therefore may not have the protections afforded by the federal securities laws. Please explain to us whether you have considered adding this risk as a principal risk of investing in the Fund. If you have determined that it is not a principal risk, please explain to us the basis for that determination. Otherwise, please revise your principal risks disclosure to include this risk as a principal risk of investing in the Fund.

RESPONSE: Under the heading “Risk of Investing in Bank Loans,” the Fund has previously disclosed the fact that investments in bank loans may not be securities and therefore may not have the protections afforded by the federal securities laws by stating in the third paragraph of the risk factor as underlined below:

U.S. federal securities laws afford certain protections against fraud and misrepresentation in connection with the offering or sale of a security, as well as against manipulation of trading markets for securities. The typical practice of a lender in relying exclusively or primarily on reports from the borrower may involve the risk of fraud, misrepresentation, or market manipulation by the borrower. It is unclear whether U.S. federal securities law protections are available to an investment in a loan. In certain circumstances, loans may not be deemed to be securities, and in the event of fraud or misrepresentation by a borrower, lenders may not have the protection of the anti-fraud provisions of the federal securities laws. However, contractual provisions in the loan documents may offer some protections, and lenders may also avail themselves of common-law fraud protections under applicable state law.

The Fund does consider the Risk of Investing in Bank Loans as a principal risk and has previously included the risk in the Description of Principal Risks section starting on page 13.

Tools to Combat Frequent Transactions

22.	On page 25, please explain to us why the Fund, as a closed-end interval fund, has adopted market timing policies as it is not immediately clear to us why these policies would be appropriate for such a fund.

RESPONSE: The Fund believes the adoption of a market timing policy is appropriate and beneficial to shareholders. The Fund believes that the risk to shareholders from frequent transactions (for example, purchases of the Fund within a short period of time prior to each quarterly repurchase offer) exists even in the interval fund format and would like to retain the ability to protect shareholders from such practices by implementing a market timing policy.

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The Fund hereby acknowledges that:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in its filings;

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from full responsibility for the adequacy and accuracy of the disclosure in the filings; and

•	the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Should you have any additional questions or comments regarding this letter, please contact me at (212) 885-5205.

Sincerely,

/s/ Allison H. Janell
Allison H. Janell